FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Ashland Inc.
Commission File Number 333-152911

Oct. 1, 2008 TRACKING OUR PROGRESS Issue No. 2

HERCULES
ASHLAND.

We have to think differently

Much has happened since my last update in August. Most notably, our extended Integration Team is now up and running. On Sept. 8, I hosted a brief orientation for the new team members. We now have approximately 115 Ashland and Hercules people spending a portion of their time on integration activities.

The team has made great progress and I am really pleased with the high level of collaboration. We've divided our planning work into three phases, which you can read more about later in this update. We have completed Phase 1 and now have baseline data on key processes and activities performed by each function across Ashland and Hercules. In particular, we're looking for better practices and differences in how we work.

As we enter Phase 2, the work is becoming tougher. The goal of Phase 2 is to develop high-level plans for our "to be" operating model. We're not just looking for ways to combine the two businesses – we're looking to change the way we do business. We'll be a different company after we close. We have to think differently about how we do our work. Two priorities for the new company are to provide stronger cash flow and to ensure adequate future capability to build out our specialty chemicals platform through continued investments.

Integration planning phases

We are here.
Phase 1
Collect Baseline Data
Phase 2
Develop High Level Plans
Phase 3
Develop Detailed Plans
Close
Identify key team members and counterparts
Collect cost data
Face-to-face discussions (where possible) to share:
● Scope of activities
● Key processes
Summarize findings
Outline "to be" operating model
Identify list of cost-savings opportunities that tie to overall target, including redesign opportunities
Validate list of critical Week 1 "must haves"
Review plans with core team
Create a Day 1 contingency plan for an early close
Develop detailed post-close integration plans
Completion date

To help focus the extended team's work through Phases 2 and 3, the Core Team has made some foundational decisions. These range from commercial locations to information technology infrastructure. We've also updated our guiding principles. Some examples of both foundational decisions and guiding principles are included in this update.

Our top priority remains to keep the businesses running and to continue to grow our volumes and profits. Please remember that whether you are asked to join in integration efforts or to focus on keeping the businesses moving, both roles are equally essential to our success.

Thanks for your support,

Ted Harris
Global Integration Leader
President, Ashland Distribution

Ted Harris

Foundational decisions

A priority for the Integration Core Team was to agree to some foundational decisions that would help to focus the work of the extended Global Integration Team. Some examples of those decisions include:

- Ashland Water Technologies will be consolidated into Hercules Paper Technologies and Ventures, with its headquarters in Wilmington, Del. (Note: A new name for this combined group will be announced shortly.)
- The existing Water Technologies business restructuring will continue; however, some of the direction may be modified in conjunction with integration efforts. Fiscal 2009 target savings must still be delivered.
- Existing systems and tools from either company will be used (i.e. integration plans should not assume investment in new systems).
- A centralized approach to the supply chain will be adopted.

Have questions?
Click here for the Ashland-Hercules Integration mailbox

If you missed the first issue ...

Click here to read it online or use the pdf file below.

Integration approach

Some of the guiding principles that have been updated to guide integration activities include:

- Manage integration activities with minimal disruption to business.
- Emphasize speed vs. perfection (80/20).
- Focus on the goal of integrating the companies and transforming how we work.
- Identify and utilize most efficient practices across both organizations.
- Focus on the ultimate objective to be a cost-competitive specialty chemicals company.
- Design the future organization structure to enable a zero-incident culture, full compliance with the law, high ethical standards and minimal impact on the environment.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Ashland filed a registration statement on